Exhibit 99.1

Volvo Engines Certified to New US Environmental Standard

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 15, 2006--The US Environmental Protection Agency (EPA) has certified the Volvo Group's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) new engine family to the more restrictive emission standards that go into effect in North America on January 1, 2007. Accordingly, the Volvo Group is one of the first truck manufacturers to have its engines certified in accordance with the US07 standard.

Volvo's engines (D series and MP series) were certified by the EPA to the more stringent US07 emission standards that apply for all heavy-duty diesel engines built after January 1, 2007 for trucks on the North American market. The new standards reduce emissions of nitrogen oxides (NOx) by 50% and the emission of particulates (soot) by 90% from today's already very clean levels.

Volvo Trucks North America and Mack are currently testing the new engines family series, in customer fleets and internally, including in high altitudes and climatic extremes. The internal engine tests alone correspond to more than 300,000 kilometers of driving.

November 15, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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